EXHIBIT 99.2

Management’s Discussion and Analysis
For The Year Ended
December 31, 2013

Management’s Discussion and Analysis

February 28, 2014

In this document: (i) unless the content otherwise requires, references to “our”, “us”, “its”, “the Company” or “Exeter” mean Exeter Resource Corporation and its subsidiaries; (ii) information is provided as at December 31, 2013, unless otherwise stated; (iii) all references to monetary amounts are to Canadian Dollars, unless otherwise stated; and (iv) “$” refers to Canadian Dollars and “US$” refers to US Dollars.

The following discussion is management’s assessment and analysis of the results and financial condition of Exeter and should be read in conjunction with the accompanying audited financial statements and related notes.

Forward Looking Statements

This MD&A contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, as amended. All statements other than statements of historical fact are forward looking statements.

These forward-looking statements, principally under the heading “Outlook”, but also elsewhere in this document include estimates, forecasts and statements as to the Company’s belief with respect to, among other things, the timing of its drilling, exploration programs and exploration results, objectives of and the completion of various studies, adequacy of water and power, permitting, exercise of the option to acquire 100% of the Sideral project adjacent to its Caspiche project, the Company’s ability to mitigate against foreign exchange risk, the ability of the Company to access capital to fund its activities, the ability of the Company to respond to market fluctuations and government regulations and the ability of the Company to demonstrate that a commercially viable mineral deposit exists on its Caspiche project, and the merits of the legal challenge to the easement over surface rights at Caspiche granted by the Chilean government.

These forward-looking statements appear in a number of different places in this document and can be identified by words and phrases such as, but not limited to, “estimates”, “plans”, “is expected”, “objectives” or variations of such words or phrases, or statements that certain activities, events or results “may”, “would” or “could” occur.  While the Company has based these forward-looking statements on its expectations about future events as at the date that this document was prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. Such factors and assumptions include, amongst others, the effects of general economic condition; changing foreign exchange rates and actions by government authorities; uncertainties associated with negotiations; misjudgements in the course of preparing forward-looking statements; fluctuations in gold, copper, silver and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology; continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs; price and availability of capital equipment; price of various other inputs such as fuel, electricity and reagents; recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; risks associated with project development, including risks associated with the failure to satisfy the requirements of the Company’s agreement with Anglo American on its Caspiche project which could result in loss of title; uncertainty as to timely availability of permits and other governmental approvals, uncertainty of the outcome of the legal challenge to the grant by the Chilean government of the easement over surface rights and other risks and uncertainties disclosed under “Risks” below and other risks and uncertainties disclosed in the Company’s current Annual Information Form, filed with the Canadian securities regulatory authorities and other information released by it and filed with the appropriate regulatory agencies. Although the Company has attempted to identify important risk factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other risk factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, readers should not place undue reliance on forward-looking statements. All statements are made as of the date of this MD&A and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary note to U.S. Investors concerning reserve and resource estimates

This MD&A and other information released by Exeter have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (“CIM Standards”). These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contains descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Report on Operations

Year Ended December 31, 2013

The Company continued its work on the Caspiche project in the Maricunga region of Chile in an effort to advance the project.  In January, the Company commenced a water drilling program at Cuenca One in Chile.  The objective of the drilling program was to identify and evaluate water sources capable of meeting the needs of both the heap leach stage and the follow-on sulphide stage of a potential mine development at Caspiche.  In March the Company announced that it had completed its first water exploration drill hole to test a potential aquifer located within the Cuenca One tenement for which the Company has filed a new exploration permit application. Water was encountered in drilling and preliminary air lift tests were conducted to establish the initial characteristics and significance of the water encountered. Results released in June from a second exploration drill hole sited approximately 1,200 metres (“m”) northwest of the first drill hole, encountered both similar lithologies and water. Air lift tests completed on this hole provided similar water flows as the first drill hole. The water levels in each of the holes returned to original levels within minutes of the termination of the air lift tests, suggesting the potential for positive recharge within the aquifer.

In March the Company announced that it had entered into two option and joint venture agreements with Canadian company, San Marco Resources Inc. (“San Marco”), for the exploration of the Angeles and La Buena gold-silver properties located in Mexico. The Company conducted mineral exploration drilling as part of an initial 2,500 m drill program at the Angeles property located in Northern Sonora State, Mexico. The Company committed to and completed first year expenditures of $1.0 million at Angeles, which was largely related to drilling at the La Bonanza and La Verde target areas.  In September, following the completion of expansion IP geophysics which successfully complimented previous IP work centred on the Julia zone, the principal drill target at La Buena initial drilling commenced.  The initial drill program at La Buena was completed in the last quarter of the year.  Committed first year expenditures of $1.4 million have been completed.  Due to adverse market conditions or exploration results not meeting Company objectives, the Company terminated its joint venture agreements relating to the Angeles and La Buena projects in December 2013 and February 2014 respectively.

On May 8, 2013, the Company’s Chilean subsidiary, Sociedad Contractual Minera Eton Chile (“Eton”), entered into an agreement (the “Water Agreement”) with the Chilean subsidiary of Canadian company Atacama Pacific Gold Corporation (“Atacama”). The Water Agreement covers the potential exploration for subsurface water associated with granted tenements at Laguna Verde and Cuenca Two, located in northern Chile.  Each company owned a 50% interest in each water tenement granted.  Atacama holds its interest in the tenements pursuant to an option agreement with a related Chilean company Minera Hydro Exploraciones SPA (“Hydro”).  In February 2014, the Water Agreement was amended (the “Amended Water Agreement”) whereby the Company will have the option to acquire 80% of Atacama’s interest from Hydro such that it will have a 90% interest in the water tenements and will incur 90% of the costs associated with exploration, and Atacama will incur 10%.  Eton and Atacama have agreed to an initial US$1.5 million exploration program.  In addition the Company and Atacama will be required to pay US$15,000 per litre per second to Hydro for 50% of any water rights approved by the General Directorate of Water Resources in Chile to a maximum of US$1 million.  In addition, Eton will pay US$5,000 per month to Hydro from the date of any application for water rights for assisting with securing such water rights.  The aggregate of the monthly payments will be deductible from any amount payable to Hydro for water rights acquired.

In September, the Company announced it is evaluating a new approach for the potential development of the Caspiche gold-copper deposit in Chile.  The new approach is to consider both a standalone open pit oxide gold operation as well as a similar initial operation that then later combines with underground mining of the central higher grade gold copper sulphide core.  Santiago based engineering consultancies, NCL Construccion y Ingenieria (“NCL”) and Alquimia Conceptos S.A. (“Alquimia”) are conducting the initial studies.  These new studies will investigate lower capital cost and scaleable mining alternatives rather than the large scale, capital intensive super pit scenario proposed in the January 2012 pre-feasibility study.

In the Company’s January 2012 pre-feasibility study, gold within oxidized material was to be mined as part of the large scale open pit operation.  High throughput (70,000 tonnes per day) levels provided solid economics under the framework of a large scale operation.  In order to reduce initial capital while expanding the oxide mine life, Exeter is now also evaluating a reduced throughput mine plan targeting 30,000 tonnes per day over a 10 year mine life* with potential annual production in the order of 100,000 ounces of gold*.

The Caspiche sulphide deposit hosts a central more intensely mineralized core that has considerably higher grades and better metallurgical characteristics than the broader scale sulphide deposit.  This higher grade zone, has dimensions of up to 500 m by 300 m by +1,000 m vertically, and is associated with a strongly mineralized diorite porphyry unit.  Both copper and gold recoveries have been shown to be higher in this zone and higher concentrate grades can be achieved, according to existing testwork.

The study will target mining the higher grade zone using selective, top-down, open stope mining methods, rather than the bottom-up (block cave) underground approach previously evaluated by the Company.  The objective is to accelerate access to the higher grade core with lower upfront capital expenditures.  Initial targeted throughput is 15,000 tonnes per day with future expansions targeting up to 27,000 tonnes per day*.  Other anticipated advantages to a smaller scale, but higher grade operation include greatly reduced water and power requirements when compared to the previous large scale open pit scenario proposed in the January 2012 pre-feasibility study.

* Disclaimer: These are initial guidelines or concepts and objectives of the proposed studies that require detailed evaluation and engineering work to determine logistical and economic viability. These figures could change and should not be relied upon. There is no certainty that the figures or objectives outlined will be realized in the studies.

PROJECTS

CHILE

Caspiche Project

Northern Chile - Maricunga

In 2005, the Company entered into an agreement with Anglo American with respect to seven properties in the Maricunga region of Chile. The terms of the agreement provided for increasing annual drilling and exploration commitments over five years, and the phased reversion of five properties to Anglo American. Exeter satisfied its obligations under the agreement, having spent more than the required minimum of US$2.55 million, including completing more than 15,500 m of required drilling, and exercised its option to acquire a 100% interest in the Caspiche property in February 2011. Anglo American retains a 3% net smelter royalty (“NSR”) from production from the property and has the right to buy the property back by reimbursing the Company’s expenditures incurred on the property if it is not put into production within 15 years from the date  the Company exercised its option. In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity.

The Company is required to make a US$250,000 advance royalty payment annually up until March 31, 2020 (US$750,000 paid to December 31, 2013) and thereafter US$1.0 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production.  Should production commence prior to March 31, 2025, the advance royalty will cease and NSR will be payable.

The Caspiche project is located in a prolific region of gold-porphyry deposits, 15 kilometres (“km”) (10 miles) southeast of Kinross Gold’s Maricunga open pit mine (formerly known as the Refugio mine) and 11 km (7 miles) north of Barrick Gold – Kinross Gold’s Cerro Casale project.

Sideral project

On March 1, 2011 the Company entered into an option agreement to acquire 100% of the Sideral project adjacent to its Caspiche project. The agreement provides for the Company to acquire 100% of the Sideral property by meeting escalating annual drilling requirements, to a total of 15,000 m, within four years. After the 15,000 m of drilling is completed, the vendor has a once only back in right to acquire a 60% interest in the property, provided the discovery of a mineral deposit of greater than 100 million tons at a grade of +0.5% copper has been made. Should the vendor elect to back in, it will be required to repay the Company three times its expenditure on the property, alternatively its interest will revert to a 2% NSR. The Company has the right to purchase 50% of the NSR for $10 million. To December 31, 2013 the Company had completed 1,644 m of drilling.

Water rights option

On February 4, 2011 the Company entered into an option on water rights to a total volume of 300 litres per second from a private Chilean company.  The rights related to surface water flows and were consumptive in nature.  Option payments incurred totalled US$1,100,000 and were expensed as incurred.  In June 2013 the Company withdrew from the option.

Water agreement

On May 8, 2013 the Company’s Chilean subsidiary, Eton, entered into a Water Agreement with Atacama.  The Water Agreement covers the potential exploration for subsurface water associated with granted tenements at Laguna Verde and Cuenca Two, located in northern Chile.  Each company owned a 50% interest in each water tenement granted.  Atacama holds its interest in the tenements pursuant to an option agreement with a related Chilean company Minera Hydro Exploraciones SPA (“Hydro”).  For the year ended December 31, 2013 the Company contributed and expensed approximately US$10,000.  In February 2014, the Water Agreement was amended whereby the Company has the option to acquire 80% of Atacama’s interest from Hydro such that it has a 90% interest in the water tenements and will incur 90% of the costs associated with exploration, and Atacama will incur 10%.  Eton and Atacama have agreed to an initial US$ 1.5 million exploration program.  In addition the Company and Atacama are required to pay US$15,000 per litre per second to Hydro for 50% of any water rights approved by the General Directorate of Water Resources in Chile to a maximum of US$1 million.  In addition, Eton will pay US$5,000 per month to Hydro from the date of any application for water rights for assisting with securing such water rights.  The aggregate of the monthly payments are deductible from any amount payable to Hydro for water rights acquired.

Land easement

On June 10, 2013 the Company announced that its application for surface rights had been granted by the Chilean Government.  The Company already has a lease agreement with the Chilean Government for the surface rights that correspond to its initial mineral rights in the area, and the new easement extends this area to cover most of its additional tenements as well as surfaces that may be required for Caspiche development.  In order to retain these rights, the Company paid US$1.5 million and is required to make 10 further payments of approximately US$600,000 annually commencing December 31, 2013 (paid US$600,000 to December 31, 2013) which are valid for 25 years.  As these annual payments are payable at the Company’s option, the Company has not accrued any liability in connection with the easement.  The Company can terminate the agreement without penalty, if the Caspiche project does not advance.  Subsequent to December 31, 2013, Eton was served with a court claim challenging the Chilean Government’s grant of the Easement.  The claim, filed before the Santiago Civil Court, was filed by a private Chilean mineral exploration company, Compañía Minera Cerro del Medio SCM (SCM Cerro del Medio).  Under Chilean mining law there are provisions which provide for securing necessary surface access for the development of mineral deposits.  SCM Cerro del Medio’s claim, sights “non-compliance by the Chilean Government of certain legal formalities required to approve the easement” and “that the easement granted overlaps SCM Cerro del Medio’s Santa Cecilia project mining properties”.  A review of the claim by Eton’s Chilean legal counsel has concluded that SCM Cerro del Medio’s claim has no grounds under Chilean law and should be rejected.

MEXICO

On March 4, 2013, the Company announced that it had entered into two option and joint venture agreements with Canadian company, San Marco Resources Inc. (“San Marco”), for the exploration of the Angeles and La Buena gold-silver properties located in Mexico (the “Angeles Agreement” and “La Buena Agreement”, respectively).

Angeles Property

The Angeles property comprised a 12,410 hectare (ha) land package located in Sonora State, Mexico.  The property hosts multiple structurally controlled zones of gold/silver/copper mineralization that have been identified over approximately 2.5 km.  Numerous historic workings on the property date back to the beginning of the 20th century, including a 400 m underground access drift, used previously for mine production at the La Bonanza zone.

Despite the presence of surface mineralization and historically significant underground workings on site, the Angeles property had never been drill tested.  Project infrastructure was considered excellent including road access, nearby electrical power and readily available skilled labour.  A diamond drilling program which commenced in April was completed in August 2013.

The Angeles Agreement

Pursuant to an Angeles Agreement, Exeter had an option to earn an initial 51% in the Angeles property by spending $10.0 million in exploration expenditures over 4 years and an additional 19%, over the next 3 years, for a total of 70%, by spending an additional $10.0 million in exploration expenditures.  Exeter was also required to make cash payments totaling $950,000 staged over 7 years.  All cash payments were to be made by way of a private placement purchase of San Marco’s common shares at a price equal to a premium of 25% to the 20 day volume weighted average price (“VWAP”) of San Marco’s shares on the TSX Venture Exchange (“TSX-V”). The Company completed the first purchase of $100,000 on completion of due diligence and acquired 625,000 common shares.

Exeter committed to first year expenditures of $1.0 million at Angeles (completed), which was largely related to drilling at the La Bonanza and La Verde target areas.  Due to adverse market conditions, the Company terminated its joint venture agreement relating to the Angeles project in December.

La Buena Property

The La Buena property consists of an 8,500 ha land package located in an active mining region within northern Zacatecas State, Mexico.  The property is 5 km north of Goldcorp's La Negra/Noche Buena deposit and 9 km north of its Peñasquito mine.

The Julia target at La Buena has similar geological, geochemical and geophysical characteristics to other mineral deposits in the area, including Peñasquito and Camino Rojo.  Activity to date included expanded IP geophysical coverage of the property to facilitate a drilling program, principally to test the Julia target.  As well as a gravity survey.

The La Buena Agreement

Pursuant to an agreement, Exeter can earn 60% in the La Buena property by spending $15.0 million in exploration expenditures and by making cash payments of $650,000 staged over 5 years ($150,000 paid).  All cash payments are to be made by way of a private placement purchase of San Marco’s common shares at a price equal to a premium of 25% to the 20 day VWAP of San Marco’s shares on the TSX-V.

Exeter committed to first year expenditures of $1.4 million at La Buena (completed), which included a property scale IP program and a planned drilling program.  The Company terminated its joint venture agreement relating to the La Buena project in February 2014 as exploration results had not met Company expectations.

Results from Operations

The Company began and ended 2013 with 88,407,753 common shares outstanding.

As at February 28, 2014 the Company had 88,407,753 shares outstanding.

Summary of Financial Results

Selected Information

The Company’s annual consolidated financial statements for the year ended December 31, 2013 (the “Consolidated Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Year ended December 31, 2013

The Company ended its 2013 fiscal year with $40.4 million in cash and cash equivalents, and incurred approximately $14.2 million in exploration expenditures during the year. Share-based compensation expense of $3.7 million was incurred due to recognizing the expense associated with the granting and vesting of certain stock options in 2013 and also the vesting of stock options that were issued in previous years.

Year ended December 31, 2013 compared to the year ended December 31, 2012

During 2013, the Company recorded a loss of approximately $19.1 million compared to approximately $25.2 million in 2012.

The Company currently has no revenue generating activities other than interest income. Interest income of $643,000 was recognized in 2013 compared to $812,000 in 2012.

Significant variances for expenses:

●
Directors fees: $1,402,000 ($2,634,000 in 2012) – the change is mostly attributable to a decrease of approximately $1,193,000 in share-based compensation recognized in 2013 compared to 2012 due to the vesting of options granted to directors in 2012.

●
Management fees: $1,000,000 ($3,690,000 in 2012) – the change is mostly attributable to a decrease of approximately $2,070,000 in share-based compensation recognized in 2013 compared to 2012 due to the vesting of options granted to management in 2012 and payments on the termination of certain management contracts in 2012.

●
Mineral property exploration expenditures: $14,210,000 ($16,565,000 in 2012) – the higher exploration expenditures in the 2012 period was largely attributable to the advanced hydrology and hydrogeology studies and environmental and community baseline studies undertaken, as well as geotechnical and metallurgical drilling that was completed at Caspiche in the first half of 2012.

Three months ended December 31, 2013 compared to the three months ended December 31, 2012

At December 31, 2013 the Company had $40.4 million in cash and cash equivalents, $14.8 million less than the $55.2 million held at December 31, 2012. The decrease is mostly attributable to the Company utilizing its cash to fund ongoing exploration activities.

For the three month period ended December 31, 2013, the Company recorded a loss from continuing operations of approximately $3.7 million ($0.04 per share) compared to a loss from continuing operations for the same period in 2012 of $5.5 million ($0.07 per share).

Significant variance for expenses:

●
Administration salaries and consulting: $152,000 ($731,000 in 2012) – the change relates predominately to an decrease of approximately $424,000 in share-based compensation recognized in 2013 compared to 2012 due to the vesting of options granted in 2012.

●
Directors fees: $167,000 ($1,012,000 in 2012) – the change is attributable to a decrease of approximately $831,000 in share-based compensation recognized in 2013 compared to 2012 due to the vesting of options granted to directors in 2012.

●
Management fees: $203,000 ($1,051,000 in 2012) – the change is mostly attributable to a decrease of approximately $862,000 in share-based compensation recognized in 2013 compared to 2012 due to the vesting of options granted to management in 2012.

The following is a summary of continuing operations results from the Company’s consolidated financial statements:

	($000’s, except share data)
Year ended December 31,	2013	2012	2011
Interest income	$643	$812	$977
Mineral property exploration costs	$14,210	$16,565	$20,371
Share-based compensation 1	$3,662	$7,489	$9,843
Loss	$19,051	$25,226	$30,571
Basic and diluted loss per common share	$0.22	$0.29	$0.35

1)
share-based compensation costs have been allocated to administrative salaries and consulting, management compensation, directors’ fees, mineral property exploration expenditures and shareholder communications.

	($000’s)
As at	December 31, 2013	December 31, 2012	December 31, 2011
Total assets	$40,923	$56,325	$72,880
Total liabilities	$895	$926	$1,896
Share capital	$246,089	$246,089	$242,270
Deficit	$(250,094)	$(231,043)	$(205,817)

The following selected financial information is a summary of the eight most recently completed quarters up to December 31, 2013.

Comparison to Prior Quarterly Periods

	2013				2012
($000’s, except share data)	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Total Revenues	-	-	-	-	-	-	-	-
Net loss	3,668	3,114	5,970	6,299	5,513	3,904	6,793	9,016
Basic and diluted loss per common share	$0.04	$0.04	$0.07	$0.07	$0.07	$0.04	$0.08	$0.10

The increase in the loss in the first quarter 2013 compared to the previous two quarters was due to the Company commencing drilling activities at the Cuenca 1 water exploration tenement in Chile, and the payment of both an advance royalty payment of US$250,000 and a water rights option payment of US$300,000. The higher Q2 costs compared to Q3 each year is a result of the lower exploration spend during the South American winters. The lower Q3 costs in 2013 compared to the same period in 2012 are the result of reduced activities; while the Q4 loss was higher in 2012 than the same quarter in 2013 as a result of share based compensation expense of $3,120,000 in 2012 versus $507,000 in 2013.

Liquidity and Capital Resources

The Company’s cash and cash equivalents at December 31, 2013 totalled $40.4 million compared to $55.2 million at December 31, 2012, a decrease of about $14.8 million. The Company continues to utilize its cash resources to fund project exploration and administrative requirements. Aside from cash and cash equivalents, the Company has no material liquid assets. While the Company has successfully raised funds through past capital financings, there are no guarantees that such sources of funds will be available in the future.

Management continues to evaluate and adjust its planned level of activities to ensure that adequate levels of working capital are maintained. The availability of funding will affect the planned activity levels at the Caspiche project and expenditures will be adjusted to match available funding.

Currently, the Company intends to continue to fund the exploration and development of its properties, with specific focus on Caspiche and for general working capital purposes.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources. The Company has not issued any dividends and management does not expect this will change in the near future.

Financial Instruments

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange currency risk, liquidity and interest rate risk.

Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, and accounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Chile as required to meet current expenditures. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

The carrying amount of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and due to and from related parties approximates fair value due to the short term nature of these financial instruments.

The Company operates in a number of countries, including Canada and Chile, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are denominated in several currencies (mainly Canadian Dollars, Chilean Pesos, US Dollars and Australian Dollars).  Such foreign currency balances, which are held in the Canadian parent, are subject to fluctuation against the Canadian Dollar.  Such foreign currency balances, which are held in the Chilean subsidiary, are subject to fluctuation against the Chilean Peso.

The Canadian parent company had the following balances in foreign currencies as at December 31, 2013 and 2012:

2013 (in thousands)
US Dollars
Cash and cash equivalents	364
Accounts payable and accrued liabilities	(73)
Net balance	291
Equivalent in Canadian Dollars	310
Rate to convert to $ CDN	1.0636

2012 (in thousands)
	US Dollars	Australian Dollars
Cash and cash equivalents	782	-
Accounts payable and accrued liabilities	(35)	(110)
Net balance	747	(110)
Equivalent in Canadian Dollars	743	(114)
Rate to convert to $ CDN	0.9949	1.0339

Based on the above net exposures as at December 31, 2013, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase/decrease of $31,000 (2012 - $74,300 and $11,400 for the US dollar and Australian dollar respectively) in the Company’s net loss.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on the cash and cash equivalents. Cash and cash equivalents earn interest based on current market interest rates, which at December 31, 2013 ranged between 1.25% and 1.50%.

Based on the amount of cash and cash equivalents held at December 31, 2013, and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would result in an increase/decrease of $202,000 in the interest earned by the Company per annum.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company had cash at December 31, 2013 in the amount of $40,435,000 in order to meet short-term business requirements. At December 31, 2013, the Company had current liabilities of $895,000 which are due on demand or within 30 days.

Contractual Obligations

The Company leases offices in Canada and Chile and has expenditure, option payment, land easement payments and advance royalty obligations related to its properties.  Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant. Other financial commitments are summarized in the table below:

Payments Due by Year (in thousands)	Total	2014	2015 - 2016	2017 - 2018	2019 - 2025
Office and equipment leases	$582	$316	$266	$-	$-
Land easement payments1	5,925	658	1,317	1,317	2,633
Property access agreements	36	36	-	-	-
Advance royalty payments	7,407	274	549	549	6,035
Total	$13,950	$1,284	$2,132	$1,866	$8,668

1 The Company can cease payments at any time without penalty.

Related Party Transactions

During the period ended December 31, 2013 a total of $900,000 (2012 - $1,734,000) was paid or accrued for related party transactions as described below:

a)
$280,000 (2012 - $360,000) were paid or accrued to Rowen Company Limited, a corporation of which Bryce Roxburgh, Co-Chairman and former President and CEO of the Company is a principal. These services were incurred in the normal course of operations for exploration and consulting fees. As at December 31, 2013, the Company had amounts owing of $10,000 (December 31, 2012 - $23,000) to this company.

b)
$212,000 (2012 - $289,000) were paid or accrued to Jerry Perkins & Associates Pty. Ltd., a corporation controlled by Jerry Perkins, the Vice-President, Exploration and Development of the Company. These services were incurred in the normal course of operations for exploration fees. As at December 31, 2013, the Company had amounts owing of $20,000 (December 31, 2012 - $10,000) to this company.

c)
$120,000 (2012 - $160,000) were paid to Canaust Resources, a corporation controlled by Yale Simpson, Co-Chairman of the Company. These services were incurred in the normal course of operations for management fees. As at December 31, 2013, the Company had amounts owing of $12,000 (December 31, 2012 - $7,000) to this company.

d)
Management fees of $250,000 (2012 - $200,000) were paid or accrued to 667060 B.C. Ltd, a corporation controlled by Cecil Bond, the Chief Financial Officer of the Company.  These services were incurred in the normal course of operations for management fees. As at December 31, 2013, the Company had amounts owing of $Nil (December 31, 2012 - $Nil) to this company.

e)
$Nil (2012 - $650,000) were paid or accrued to Patrocinium Services Group, a corporation controlled by Louis Montpellier, former Vice-President, Corporate Development and Legal Counsel of the Company.  These services were incurred in the normal course of operations for management fees and includes a termination payment of $500,000 on termination of the management agreement in 2012.  As at December 31, 2013, the Company had amounts owing of $Nil (December 31, 2012 - $Nil) to this company.

f)
The Company paid or accrued rent expense of $38,000 (2012 - $75,000) to Rogo Investments Pty Ltd., a company controlled by Robert Reynolds, a director of the Company. Of this amount, $20,000 (2012 - $35,000) was recovered from Rugby Mining Limited (“Rugby”), a corporation with directors in common. These expenses were incurred in the normal course of operations. As at December 31, 2013, the Company had amounts owing of $Nil (December 31, 2012 - $10,000) to this company.

All the services and transactions described above were made on terms equivalent to those that prevail with arm’s length transactions.

During the period, the Company shared costs of certain common expenditures including administrative support, office overhead and travel with Rugby.

g)
The Company, along with Rugby, incurs certain expenditures for staff and exploration expenditures on behalf of each other. The net amount provided or incurred by the Company on behalf of Rugby during the period ended December 31, 2013 was $317,000 (2012 - $270,000). As at December 31, 2013, the Company had amounts receivable of $21,000 (December 31, 2012- $95,000) from Rugby. The amounts due from Rugby are non-interest bearing and are due on demand.

Outlook

Exeter’s principal focus continues to be the advancement of its Caspiche gold-copper project in Chile. Following the announcement of the results from a pre-feasibility study relating to the Caspiche project in January 2012, Exeter has continued to evaluate opportunities to advance the project including the potential for staged development.  In addition the Company continues to review new industry wide opportunities with the objective of securing properties, which offer near term exploration discovery potential.

In September 2013 the Company announced that it is evaluating a new approach for the potential development of the Caspiche deposit. The Company will assess options for open pit mining the near surface oxide gold zone, and subsequent underground mining of the central, higher grade portion of the underlying gold copper sulphide deposit.

The goal is to investigate lower capital cost and scaleable mining alternatives that are more flexible and appropriate to economic conditions in the foreseeable future than the large scale, capital intensive super pit scenario proposed in the January 2012 pre-feasibility study.

The new approach is to consider both a standalone open pit oxide gold operation as well as a similar initial operation that later combines with underground mining of the central higher grade gold copper sulphide core. Santiago based engineering consultancies, NCL and Alquimia are conducting the initial studies.

The objective of Exeter’s 2014 water program is to identify, evaluate, and secure water sources to support the heap leach oxide gold stage and the follow-on gold – copper sulphide stage of a potential mine development at Caspiche. In order to meet its objectives, Exeter will continue to prioritize exploration drilling programs.

Other planned activities include the ongoing review of mineral projects with a view to securing additional projects.

Proposed Transactions

The Company does not currently have any proposed transactions.

Off-Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements.

Critical Accounting Estimates and Policies

The Company’s accounting policies are discussed in detail in the Consolidated Financial Statements, however, accounting policies require the application of management’s judgement in respect of the following relevant matters:

(i)
use of estimates – the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of estimates include accrued liabilities and the determination of the assumptions used in the calculation of share-based compensation expense. Actual results could differ from those estimates used in the financial statements; and

(ii)
share-based compensation – the Company provides compensation benefits to its employees, directors, officers and consultants through a share-based compensation plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the stock. The Company utilizes historical data to estimate the expected option term for input into the valuation model. The risk-free rate for the expected term of the applicable option is based on the Government of Canada yield curve in effect at the time of the grant.

Actual results may differ materially from those estimates based on these assumptions.

Changes in Accounting Policy and Disclosures

New Standards and Interpretations Not Yet Adopted

The IASB has issued the following standards which have not yet been adopted by the Company.  Each of the new standards is effective for annual periods beginning on or after January 1, 2014.  The Company is completing its assessment of the impact that the new standards will have on its consolidated financial statements.

IFRS 9 – Financial Instruments - classification and measurement

The IASB has suspended the originally planned effective date of January 1, 2015 for IFRS 9. The IASB issued IFRS 9 as the first step in its project to replace IAS 39: Financial Instruments – recognition and measurement. The Company will commence assessing the impact of this new standard upon the announcement of its new effective date.

Amendment to IAS 32 – Financial Instruments – presentation

These amendments are to the application guidance on IAS 31, Financial Instruments: Presentation, and clarify some of the requirements for offsetting assets and financial liabilities on the statement of financial position.

Amendment to IAS 36 – Impairment of Assets

This amendment addresses the disclosure of information regarding the recoverable amount of impaired assets as that amount is based on fair value less costs of disposal.

IFRIC 21 – Levies

This is an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event, known as an obligating event. The interpretation clarifies that the obligation event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.

New and Amended Standards Adopted

As of January 1, 2013, the Company adopted the new and amended IFRS pronouncements in accordance with the transitional provisions outlined in the respective standards.  The Company has adopted these new and amended standards without any significant effect on its financial statements.

IFRS 10 – Consolidated Financial Statements

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 defines the principle of control and establishes control as the basis for determining which entities are consolidated. IFRS 10 sets out three elements of control: power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of the investors’ return; and the requirements on how to apply the control principle.  IFRS 10 replaces SIC-12, Consolidation – Special Purpose Entities and parts of IAS 27, Consolidated and Separate Financial Statements.

IFRS 11 - Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation.  Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities – Non-monetary Contributions by Venturers.

IFRS 12 – Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, including subsidiaries, joint arrangements, associates, and special purpose vehicles.

IFRS 13 - Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards.  The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date.  It also establishes additional disclosures regarding fair value measurements.

Amendments to IAS 1 - Presentation of Financial Statements

The amendments to IAS 1 require items to be grouped within other comprehensive income that may be reclassified to profit or loss and those that will not be reclassified.  This disclosure requirement has been reflected in the Company’s statement of comprehensive income.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company under applicable securities legislation is gathered and reported to senior management, including the Company’s CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As of the end of the Company’s fiscal year ended December 31, 2013, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a -15(e) and 15d -15(e) of the Securities Exchange Act of 1934, as amended (the Exchange Act) and under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109)) was carried out by the Company’s management with the participation of the CEO and CFO. Based upon that evaluation, the Company’s CEO and CFO have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under applicable U.S. and Canadian securities legislation is (i) recorded, processed, summarized and reported within the time periods specified in such legislation and (ii) accumulated and communicated to the Company’s management, including its CEO and CFO, to allow timely decisions regarding required disclosure.

The Company's management, including the CEO and CFO, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only a reasonable and not absolute assurance that the objectives of the control system are met. Further, the design of a control system reflects the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.  The design of any systems of controls is also based in part on certain assumptions about the likelihood of certain events, and there can be no assurance that any design can achieve its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying Consolidated Financial Statements, MD&A and all financial information in the financial statements are the responsibility of management and have been approved by the Audit Committee of the Board of Directors. The Financial Statements have been prepared in accordance with IFRS. Financial statements, by nature are not precise since they include amounts based upon estimates and judgments. When alternative treatments exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Financial Statements is consistent with that in the Consolidated Financial Statements.

Management, under the supervision of and with the participation of the CEO and the CFO, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian securities regulations. The CEO and CFO will certify the annual filings with the CSA as required in Canada by National Instrument 52-109. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the Consolidated Financial Statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management. The Audit Committee is appointed by the Board of Directors and reviews the Consolidated Financial Statements and MD&A; considers the report of the external auditors; assesses the adequacy of management’s assessment over internal controls described below; examines and approves the fees and expenses for the audit services; and recommends the independent auditors to the Board for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the Consolidated Financial Statements for issuance to the shareholders and also Management’s Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting of the Company (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act and in NI 52-109). Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with United States generally accepted accounting principles and the requirements of applicable U.S. and Canadian securities legislation. The Company’s CEO and CFO have assessed the effectiveness of the Company’s internal controls over financial reporting as at December 31, 2013 in accordance with Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company’s CEO and CFO have determined that the Company’s internal controls over financial reporting are effective as of December 31, 2013 and will certify the Company’s annual filings with the U.S. Securities and Exchange Commission on Form 20-F as required by the United States Sarbanes-Oxley Act and with Canadian securities regulatory authorities.

Management reviewed the results of its assessment with the Audit Committee of the Company’s Board of Directors. PricewaterhouseCoopers LLP, independent registered chartered accountants, has been engaged to audit and provide independent opinions on the Company’s consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. PricewaterhouseCoopers LLP has provided such opinions.

Risks

The Company relies on equity financings to fund its activities. While it has been successful in raising funds in the past, there is no guarantee that adequate funds will be available in the future. The Company had cash and cash equivalents of $40.4 million and working capital of $39.9 million at December 31, 2013. Based on current planned expenditures at its Caspiche project, management believes that the Company has sufficient capital resources to fund planned levels of activity for the next 12 months.

The Company’s corporate head office is in Vancouver, Canada and the Company maintains the majority of its funds in Canadian Dollars. Since the onset of the credit crisis in 2008 there still exists significant fluctuation in the value of the Canadian dollar against other currencies and because the Company operates in foreign countries it is exposed to significant currency risk. In addition, its operations may be affected by rapid price fluctuation in the countries it operates in due to potential future country defaults.

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of certain operations. The current and anticipated future operations and exploration activities of the Company in Chile require permits from various governmental authorities and such operations and exploration activities are and will be governed by Federal, Provincial and local laws and regulations governing various elements of the mining industry including, without limitation, land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters. Given the stage of the Company’s Caspiche project activities have caused little environmental impact to date. The Company conducts certain environmental restoration efforts including drill rig platform clean-up and the sealing of drill holes among other clean-up activities to rehabilitate areas affected by its operations and it is the Company’s intention to ensure that the environmental impact on areas where it operates is mitigated by restoration and rehabilitation of affected areas.

The exploration and development of mineral deposits involves significant risks which even with careful evaluation, experience and knowledge may not, in some cases, be fully mitigated. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that affect the commercial viability of a given mineral deposit include its size, grade and proximity to infrastructure, including availability of power and water. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit. Other potential impacts could include the location of the mineral deposit and if it is found in remote or harsh climates. These unique environments could limit or reduce production possibilities or if conditions are right for potential natural disasters, including but not limited to volcanoes, earthquakes, tornados and other severe weather, could negatively impact facilities, equipment and the safety of its workers dramatically.

The marketability of minerals is affected by numerous factors beyond the control of the Company. These factors include, but are not limited to, market fluctuations, government regulations relating to prices, taxes and royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of all future production and threaten the continuation of a particular project or operations altogether.

The Company has no production of minerals. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine the presence of any such deposit.

The Company is required to make advance royalty payments and perform certain other obligations to maintain its interest in Caspiche. In order to develop its Caspiche project the Company will require additional water supply and access to surface land for infrastructure development.

The Company is required to make ongoing annual payments to maintain the easement granting our surface rights at Caspiche.  In addition the Company’s Chilean subsidiary, Eton, has been served with a court claim challenging the Chilean Government’s grant of the Easement.  The claim, filed before the Santiago Civil Court, was filed by a private Chilean mineral exploration company, SCM Cerro del Medio.  Under Chilean mining law there are provisions which provide for securing necessary surface access for the development of mineral deposits.  SCM Cerro del Medio’s claim, sights “non-compliance by the Chilean Government of certain legal formalities required to approve the easement” and “that the easement granted overlaps SCM Cerro del Medio’s Santa Cecilia project mining properties”.  A review of the claim by Eton’s Chilean legal counsel has concluded that SCM Cerro del Medio’s claim has no grounds under Chilean law and should be rejected.

Risk factors are more fully described in the Company’s current Annual Information Form, and subsequent filings with the Canadian Securities Administrators and the SEC. You can review and obtain copies of our filings from SEDAR at www.sedar.com or from the SEC’s website at http://www.sec.gov/edgar.shtml

NYSE MKT Corporate Governance

The Company’s common shares are listed on the NYSE MKT. Section 110 of the NYSE MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is set forth on the Company’s website at www.exeterresource.com.

In addition, the Company may from time-to-time seek relief from NYSE MKT corporate governance requirements on specific transactions under Section 110 of the NYSE MKT Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.exeterresource.com.

Additional Information

Additional information regarding the Company, including its current Annual Information Form is available on SEDAR at www.sedar.com.